UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0515
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AMENDMENT NO. 1 TO SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

STRATUS SERVICES GROUP, INC.

(Name of Subject Company (issuer))

STRATUS SERVICES GROUP, INC. (ISSUER)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

SERIES E PREFERRED STOCK

(Title of Class of Securities)

(CUSIP Number of Class of Securities)

JOSEPH J. RAYMOND, CHAIRMAN and CHIEF EXECUTIVE OFFICER

STRATUS SERVICES GROUP, INC.

500 CRAIG ROAD

MANALAPAN, NEW JERSEY 07726

732-866-0300

with copies to:

PHILIP D. FORLENZA, ESQ.

GIORDANO, HALLERAN & CIESLA, P.C.

P.O. BOX 190

MIDDLETOWN, NEW JERSEY 07748

732-741-3900

(Name, address, and telephone numbers of persons authorized

to receive notices and communications on behalf of filing person)

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Items 1  through 11 and 13.

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) as initially filed by Stratus Services Group, Inc., a Delaware corporation (the “Company”) on February 13, 2003 with respect to the offer (the “Exchange Offer”) by the Company to exchange each issued and outstanding share of its Series E Preferred Stock for, at the election of the holder thereof, either (a) 100 shares of the Company’s common stock and 200 common stock purchase warrants for each $100 in liquidation preference and accumulated dividends represented by the Series E Preferred Stock or (b) One share of Series I Preferred Stock for each $100 in liquidation preference and accumulated dividends represented by the Series E Preferred Stock (the “Exchange Consideration”), on the terms and subject to the conditions described in the prospectus filed as Exhibit (a)(i) to the Schedule TO.

Item 12.  EXHIBITS

EXHIBIT NUMBER	EXHIBIT NAME

(a)(4)

Press release, dated March 18, 2004, extending the Exchange Offer (incorporated by reference to the filing made by the Company on even date herewith pursuant to Rule 425 under the Securities Act of 1933, as amended).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2004	STRATUS SERVICES GROUP, INC.

	By:	/s/ MICHAEL A. MALTZMAN
Name: Michael A. Maltzman
Title: Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME

(a)(4)

Press release, dated March 18, 2004, extending the Exchange Offer (incorporated by reference to the filing made by the Company on even date herewith pursuant to Rule 425 under the Securities Act of 1933, as amended).